

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
Nicholas Schorsch
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Ave., 15th Floor
New York, NY 10022

> **Re: RCS Capital Corporation**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed May 6, 2014**
> **File No. 333-193925**
>
> **Investor's Capital Holdings**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed June 20, 2013**
> **File No. 333-43664**

Dear Mr. Schorsch:

We have reviewed your amended registration statement and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 As Amended on May 6, 2014

RCAP Holdings' Voting Rights and Our Status as a Controlled Company, page 9

1.   Please include in this section shares held by RCAP Equity, LLC and any other entity that is controlled by Messrs. Schorsch and Kahane when disclosing the percentages of shares held by related parties. Also include a brief discussion of your status as a controlled company after the recent and pending acquisitions.

Risk Factors

There are various conflicts of interest…, page 56

2.   We note your response to prior comment 7. Please provide an annualized rate when describing the carrying cost you paid RCAP Holdings for First Allied. Also, please put the rate of return in context by disclosing the incremental financing costs that RCAP paid to finance its purchase and holding of First Allied from September 2013 to April 2014.

Results of Operations, page 75

3.   We note your responses to prior comments 10 and 17. Please revise your disclosure of the selling commissions you charged on securities sold through the registered investment adviser channel to include a timeline of when you charged and did not charge a 7% sales commission on sales of RIA products to related and non-related parties. Please ensure that your disclosure includes quantifications of the fees charged and forgone during the relevant periods, including any discussions of the period ended March 31, 2013 and 2014.

Our Structure and the Exchange Transactions, page 110

The Recent and Pending Acquisitions, page 115

4.   Please refer to our prior comment 15. In light of the fact that the parent's outstanding indebtedness was directly related to the purchase and holding of First Allied, please revise to disclose the interest rate the parent paid on the loan as a comparison to the carrying cost expressed as an annualized rate.

The First Allied Acquisition, page 116

5.   It appears that according to your disclosures and the Contribution Agreement that consideration you paid to RCAP Holdings for First Allied was set at 11,264,929 shares rather than at a $207.5 million price. If that is the case, please revise your discussion of the consideration you paid for First Allied through the prospectus to reflect the value of those 11,264,929 shares as of the date of the prospectus, and quantify the difference between that value and the $177 million RCAP paid in September 2013. In the event that the Contribution Agreement is consummated prior to the date of the prospectus, please use the value of the shares as of that date in addition to the date of the prospectus.

Unaudited Pro Forma Consolidated Statement of Operations, page F-15

6.   Please refer to our prior comment 21. We note your response; however, your footnotes 30 and 35 on page F-23 specifically say that the amortization on forgivable loans is included in the amount of depreciation and amortization in your pro forma presentation. Please reconcile this apparent inconsistency.

<u>Investor's Capital Holdings, LTD. and Subsidiaries, page F-78</u>

<u>Note 6 - Litigation and Regulatory Matters, page F-86</u>

7.   Please refer to your response to prior comment 25. Revise your proposed footnote disclosure to clearly state that your disclosure of reasonably possible loss is presented on a basis that includes consideration of insurance coverage where applicable. Further, similarly update the litigation footnote in the interim financial statements.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551- 3419 with any other questions.

                                                Sincerely,

                                                /s/ Christian Windsor for
                                                Suzanne Hayes
                                                Assistant Director